UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

927653

DIVISION OF
CORPORATION FINANCE

04025010

April 1, 2004

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14a-8
Public Availability: 4/1/2004

Re: McKesson Corporation
Incoming letter dated March 11, 2004

Dear Mr. Stoller:

This is in response to your letter dated March 11, 2004 concerning the shareholder proposal submitted to McKesson by the AFSCME Employees Pension Plan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

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Securities Exchange Act of 1934,
Rules 14a-8(i)(7) and 14a-8(i)(10)

March 11, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: McKesson Corporation – Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, McKesson Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal and cover letter dated January 27, 2004 (and received by the Company on February 12, 2004) submitted by the Proponent. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent's designated representative, Charles Jurgonis.

I. Introduction

The Proponent requests that the Company's Board of Directors (the "Board") prepare and make available to shareholders a report, disclosing on an annual basis, actions taken by the Board and its committees in the prior year. Specifically, the Proposal states:

> "RESOLVED, that the stockholders of McKesson Corporation ("McKesson") ask the Board of Directors (the "Board") to prepare and make available to stockholders on an annual basis a separate report (the "Report") regarding the actions taken by the Board and all committees thereof (each, a "Committee") in the prior year. The Report should be prepared at reasonable cost and should omit confidential and proprietary information. It should also omit information about matters that are pending at the time the Report is prepared and that have not been disclosed publicly. Specifically, the Report should disclose:
>
> (a) the agenda items on which the Board and each Committee voted; and
>
> (b) the existence of any non-unanimous Board or Committee vote, identifying the director or directors whose votes were not in accord with the majority."

A copy of the full text of the Proposal is attached hereto as Exhibit A.

As discussed in Section II below, the same Proponent recently submitted to Time Warner Inc. a proposal (the "Time Warner Proposal") substantially similar to the Proposal it submitted to the Company. Time Warner, by letter to the Staff dated December 31, 2003, argued that the Time Warner Proposal was excludable from its proxy materials pursuant to Rule 14a-8(i)(7) (relating to ordinary business operations) and Rule 14a-8(i)(10) (substantial implementation). By letter dated February 13, 2004, the Staff concurred with Time Warner's view that the Time Warner Proposal was excludable under Rule 14a-8(i)(7), as relating to

Time Warner's ordinary business operations. *See Time Warner Inc.* (February 13, 2004). In its February 13, 2004 response, the Staff advised Time Warner: "There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(7) as relating to Time Warner's ordinary business operations (i.e. reporting on board actions related to Time Warner's ordinary business operations)." Also, as discussed in Section II below, the Proposal differs in two immaterial respects from the Time Warner Proposal, which should have no bearing on the Staff's analysis of excludability under Rule 14a-8(i)(7).

The Company requests that the Staff concur with the Company's view that (i) the Proposal deals with matters relating to the conduct of ordinary business operations of the Company and is therefore properly excludable under Rule 14a-8(i)(7), and (ii) the Proposal has been substantially implemented and is therefore properly excludable under Rule 14a-8(i)(10).

II. The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion from the Company's Proxy Materials of shareholder proposals relating to "its ordinary business operations." Similarly, proposals requesting reports or studies may also be omitted from the Company's Proxy Materials if the subject of the requested report or study covers a matter related to the Company's ordinary business operations. *See* Exchange Act Release No. 34-20091 (August 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)"). Rule 14a-8(c)(7) is the predecessor of current Rule 14a-8(i)(7). The Proposal seeks an annual report of every action taken by the Board and each of its committees; the actual votes cast in favor or against each action; and, for items on which a vote was not unanimous, the names of the dissenting directors or committee members. This requested report – covering all votes taken by the Board and its committees – involves the Company's ordinary business operations and, therefore, is not an appropriate subject matter for a shareholder proposal.

The Company's business and affairs are managed by its Board of Directors and committees of the Board. *See* Section 141(a) of the General Corporation Law of the State of Delaware (the "DGCL"). In this capacity, the Board and its committees consider myriad recurring and ordinary matters (such as annual budget, officer appointments, material contracts, securities offerings, acquisitions and asset dispositions) that are part of the day-to-day management of the Company's operations. In addition, they consider actions on a wide range of subject matters, such as operational strategy, customer relations and employee compensation, that the Staff has consistently found relate to ordinary business operations. *See The Allstate Corp.* (February 19, 2002) (operational strategy is related to ordinary business operations); *Mattel, Inc.* (April 1, 2002) (general employee compensation is related to ordinary business operations); *Verizon Communications Inc.* (January 9, 2003) (customer relations are related to ordinary business operations). *See also, Telular Corp.* (December 5, 2003) (the analysis of non-extraordinary transactions is related to ordinary business operations); *Xcel Energy Inc.* (April 1, 2003) (the evaluation of company risks and benefits is related to ordinary business operations); *ResMed, Inc.* (September 4, 2002) (the selection of accounting methods is related to ordinary business operations); *The MONY Group Inc.* (March 1, 2004) (the termination or evaluation of officers or employees are related to ordinary business operations). If the Proposal sought a report of Board action with respect to any one of the above items, it would be properly excludable from the Company's Proxy Materials. Instead, the requested report seeks information on *all* actions of the Board and its committees, without regard to the subject matter. The Company submits that the breadth of the proposal clearly covers many aspects of the Company's ordinary business operations and, therefore, is excludable under Rule 14a-8(i)(7). This conclusion is consistent with the Staff's stated rationale for the ordinary business exclusion, which is to "confine the resolution of ordinary business problems to management and the board of directors." Exchange Act Release No. 34-40018 (May 21, 1998).

Further, the determination as to which matters should be presented at meetings of the Board and its committees is a central function of the Board and management and, thus, is itself inherently part of the Company's ordinary business operations. In order for the Board to effectively manage the Company's business and affairs, it must be afforded the flexibility to set meeting agendas and vote on individual items without the potential complications of shareholder review. Indeed, such decisions are inextricably linked to the substance of the matters being considered. This connection is illustrated by the potential impact on the Company's business operations it if were required to disclose publicly the consideration of matters by the Board. For example, the disclosure of a non-unanimous vote regarding a material contract could give advantage to interested parties or the Company's competitors who, for the own gain, might seek to drive a wedge among the Company's directors. A similar disadvantage to the Company could apply to a non-unanimous vote on a matter of operational strategy.

These situations demonstrate just how closely the information sought by the Proposal is related to the Company's management of its ordinary business operations. The Proposal also could have the unintended effect of influencing the nature and content of meeting agendas. The drafters of such agendas would need to be mindful of the considerable complications and risk of harm from the availability of this information to competitors and those having business with the Company. The effect of these additional considerations on the Board and committee practices could impact how and when matters are considered. Such a scenario is not only contrary to the Company's and its shareholders' best interests, but it is further evidence that the placement and treatment of items on meeting agendas are part of the Company's ordinary business operations.

As noted above, the policy behind the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. Exchange Act Release No. 34-40018 (May 21, 1998). The Staff has noted that one central consideration underlying the exclusion's application is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." *Id.* The Company respectfully submits that the Proposal directly seeks to micro-manage the Company by requesting information about *all* matters considered by its Board and committees. The Proposal could, as a practical matter, lead to active shareholder oversight of large parts of the Company's ordinary business operations. *See Id.* ("Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight.")

Providing the requested report also presents the significant risk of shareholder confusion or misinterpretation of Board and committee actions because many matters raised at Board and committee meetings require detailed knowledge and familiarity with the Company's operations, history and business environment not generally possessed by shareholders. Directors therefore receive detailed briefing materials and presentations regarding matters considered by the Board and its committees, which supplement their already existing knowledge of the Company and its business environment. Moreover, the determinations as to the timing of the consideration of matters require additional understanding of those subjects. The Company respectfully submits that its shareholders as a group would not be in a position to make an informed judgment about the plethora of matters upon which its Board and committees act in the course of a year, nor an informed judgment on the timing of the Board's and committees' consideration of such matters or the votes cast by individual directors. Consequently, the Company further respectfully submits that the Proposal is appropriately omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7) based on its propensity to result in micro-management by shareholders.

The Staff has previously indicated that, when applying the ordinary business operations exclusion, it will consider whether the proposal in question raises significant "social policy issues." *See* Exchange Act Release No. 34-40018 (May 21, 1998). *See also, American Electric Power Co.* (January 27, 2003) (proposal that each director expend a minimum of twenty hours each month of the year to attend and prepare for formal monthly board meetings); *The Allstate Corp.* (February 19, 2002) (proposal that the company cease operations in Mississippi). The Company believes that the Proposal does not advance any significant positive social policy issues. While the Proponent argues in its supporting statement that the requested report will increase director accountability to shareholders, it is well established that directors have a fiduciary duty to vote in furtherance of what they believe to be the best interests of the corporation and its shareholders. This point is not subject to public debate, and the Proponent is not suggesting that the Company's directors be held to a different standard.

Moreover, the current disclosure requirements governing actions by a board of directors strike an important balance between providing shareholders with access to board action, on the one hand, and preserving management's flexibility to conduct its ordinary business operations, on the other hand. The Company is subject to the disclosure requirements of the DGCL and the applicable rules and regulations of the SEC and the New York Stock Exchange (the "NYSE"). In certain circumstances, several of which are described in Section III below, these rules and regulations require the Company to disclose information with respect to actions by its Board. In other circumstances, the disclosure of Board action is left to the discretion of the Company. Where disclosure of this information is not mandatory, the applicable legislative or rulemaking bodies have determined that either such disclosure is not in the public interest, or else a competing interest warrants that the Company exercise its judgment as part of its ordinary business operations. In other words, these bodies have effectively placed such decisions, as well as the subject matter of the Proposal, within the Company's ordinary business operations.

Finally, the Company respectfully submits that the SEC's recent adoption of rules on communications between security holders and boards of directors is relevant to the Staff's consideration of the Proposal's exclusion under the ordinary business rule. *See* Exchange Act Release No. 34-48825 (November 24, 2003). In the final rules, the SEC chose not to require companies to describe how security holders can communicate directly with individual directors. This modification from the proposed rules responded to the numerous commentators who noted that such requirement would be inappropriate because "named directors could then be targeted for inappropriate correspondence." The SEC also decided not to require companies to describe any material action taken by boards as a result of security holder communications, citing the numerous difficulties in implementing such a requirement.

The Company believes that these same complications are presented by the Proposal. The requirement that the Company disclose the names of directors who did not vote in accord with the majority could expose these individuals to inappropriate correspondence. Also, the Board could face significant difficulties responding to the multitude of public questions and objections that would inevitably follow the Company's release of the requested report. The Company respectfully submits that the SEC's reasons for revising its new disclosure requirements also support the exclusion of the Proposal from the Company's Proxy Materials under Rule 14a-8(i)(7).

As discussed in Section I above, the Proposal varies from the Time Warner Proposal in two immaterial respects. First, the Proponent has removed from the Time Warner Proposal the requirement that the requested annual report disclose "the agenda items on which a Board or Committee vote was deferred, along with a general statement of the reason for the deferral." Second, the Proponent has added to the Proposal a statement (not included in the Time Warner Proposal) that the requested annual report "should also omit information about matters that are pending at the time the Report is prepared and have not been disclosed publicly."

With respect to the first variation from the Time Warner Proposal, a discussion in the requested report relating to agenda items which have been deferred would constitute a relatively minor portion of the report. The agendas for Board and committee meetings are carefully planned, and the instances in which a vote on an agenda item is deferred are relatively rare. Accordingly, the Proposal would require the requested report to address virtually every agenda item. Moreover, the numerous authorities and precedents cited in Section II pertain to actions taken or to be taken by a company, as distinguished from matters upon which action was deferred.

The second variation from the Time Warner Proposal constitutes a distinction without a difference. The Time Warner Proposal provides that the "Report should...omit confidential and proprietary information." The same provision is contained in the Proposal. Thus, the additional language in the Proposal that the report should omit information "about matters that are pending at the time the Report is prepared and have not been disclosed publicly" is simply a subset of the previously stated provision that the report omit "confidential and proprietary information." This variation from the Time Warner Proposal would have no effect on the type of information to be included in the requested report in the event the Proposal were to be implemented.

For the foregoing reasons, the Company believes that the Proposal involves matters relating to the Company's ordinary business operations and, therefore, it may properly omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7).

III. Certain of the information called for by the Proposal is already available to shareholders under the statutes, rules and regulations of the State of Delaware, the SEC and the NYSE and, therefore, the Proposal is excludable from the Company's Proxy Materials under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) allows the Company to exclude a shareholder proposal from its Proxy Materials if it has already "substantially implemented" the proposal. *See* Exchange Act Release No. 34-20091 (August 16, 1983); *Puerto Rican Cement Co., Inc.*, (March 25, 2002); *Niagara Mohawk Power Corp.* (February 16, 1995). The Proposal calls upon the Company to make available for inspection certain information about its Board and committee meetings. However, a mechanism for obtaining this information, in appropriate instances, is already provided for under the laws of the Company's state of incorporation. Additionally, the rules and regulations promulgated by both the SEC and the NYSE require the Company to disclose certain material information, which would include certain aspects of its Board and committee meetings and votes. The Company therefore believes that the Proposal is properly excludable as substantially implemented under Rule 14a-8(i)(10) because these statutes, rules and regulations already provide for the disclosure, in carefully considered circumstances, of the information that the Proponent seeks.

The Company is a Delaware corporation. Section 220 of the DGCL gives shareholders the right, upon satisfaction of certain procedural requirements and for a "proper purpose," to inspect the books and records of the Company. Section 220 defines a "proper purpose" as one "reasonably related to such person's interest as a stockholder." This important safeguard allows management to protect the Company, and its shareholders as a class, from improper or unlawful inspections.

The Delaware courts have established that the agendas and voting records of the Company's Board and committee meetings are part of its "books and records." *See e.g., Martha Stewart Living Omnimedia, Inc. v. Stewart*, 833 A.2d 961 (Del. Ch. 2003); *Freund v. Lucent Technologies, Inc.*, 2003 Del. Ch. LEXIS 3 (Del. Ch. 2003); *Security First Corp. v. U.S. Die Casting and Development Co.*, 687 A.2d 563 (Del. 1997). Therefore, the Company already is obligated to make this information available to shareholders who comply with the requirements of Section

220. In this sense, the Proponent is seeking certain information that it already has a right to receive upon compliance with Section 220.

Additionally, both the SEC and the NYSE regulate disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies. The rules and regulations promulgated by the SEC require the disclosure of material information, which includes board and committee actions, in circumstances determined by the SEC to merit disclosure in the interests of investors. For example, in connection with certain business combination transactions, the SEC rules require a company's board to disclose to shareholders the reasons for its approval of the transaction. *See* Item 1012 of Regulation M-A; Item 4(a)(2) of Form S-4. Additionally, the SEC proxy rules require that a company disclose certain actions by its Audit, Nominating and Compensation Committees. *See* Item 7 of Regulation 14A; Items 306 and 402(k) of Regulation S-K. The NYSE rules state that listed companies are "expected to release quickly to the public any news or information which might reasonably be expected to materially affect the market for its securities." *See* Rule 202.05. Finally, the Company is implementing the SEC's new disclosure standards with regard to security holders' communications with Board members. The Company complies with all applicable disclosure rules, including where such disclosure rules require the disclosure of information that would be presented in the report contemplated by the Proposal.

The SEC and NYSE rules require the Company to disclose material information to its shareholders. To the extent these rules do not require disclosure of information covered by the Proposal, the applicable rulemaking bodies have determined that either such disclosure is left to the discretion of the board of directors as part of its ordinary business operations, or a compelling reason (e.g. confidentiality) warrants that it should not be provided. In such circumstances, the Company's shareholders still have access to the information requested by the Proposal provided they comply with the requirements of Section 220 of the DGCL. The Proponent does not assert that the Company has failed to comply with regulatory disclosure requirements, or that it has denied proper Section 220 requests. Rather, the Proponent appears to seek the requested information in spite of the Company's disclosure obligations and its inspection rights under Delaware law. The Company respectfully submits that the rules promulgated by the SEC and NYSE, combined with Section 220 of the DGCL, render substantially implemented the access to the information that the Proposal seeks. To the extent the Proposal seeks access to information that would not otherwise be provided to shareholders in compliance with the disclosure and access rules described above, it can only be an attempt to circumvent such rules.

Based on the foregoing, it is the Company's view that the Proposal is properly excludable under Rule 14a-8(i)(10) as having been substantially implemented by existing statutes, rules and regulations.

IV. Conclusion

For the reasons discussed above, the Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations, and under Rule 14a-8(i)(10), because the Proposal has been substantially implemented. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360.

Very truly yours,

Daniel E. Stoller

Enclosures

cc: Ivan D. Meyerson, Esq., Senior Vice President,
General Counsel and Secretary, McKesson Corporation
Mr. Charles Jurgonis

RECEIVED

FEB 12 2004

Sr. Vice President
General Counsel

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

January 27, 2004

<u>Via Overnight Mail and Facsimile (415) 983-7160</u>
McKesson Corporation
One Post Street
San Francisco, CA 94101
Attention: Ivan D. Meyerson, Senior Vice President, General Counsel and Corporate Secretary

Dear Mr. Meyerson:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2003 proxy statement of McKesson Corporation (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of stockholders (the "Annual Meeting"). The Plan is the beneficial owner of 2,965 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at 202-429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

GWMcE:jhk
enclosure

RESOLVED, that the stockholders of McKesson Corporation ("McKesson") ask the Board of Directors (the "Board") to prepare and make available to stockholders on an annual basis a separate report (the "Report") regarding the actions taken by the Board and all committees thereof (each, a "Committee") in the prior year. The Report should be prepared at reasonable cost and should omit confidential and proprietary information. It should also omit information about matters that are pending at the time the Report is prepared and that have not been disclosed publicly. Specifically, the Report should disclose:

(a) the agenda items on which the Board and each Committee voted; and
(b) the existence of any non-unanimous Board or Committee vote, identifying the director or directors whose votes were not in accord with the majority.

SUPPORTING STATEMENT

In recent years, increased attention has been focused on the need for corporate boards of directors to be accountable to stockholders and to advance stockholder interests. To that end, the Securities and Exchange Commission has proposed rules which would give stockholders the right to nominate director candidates on company proxy statements, under certain circumstances. Corporate governance ratings services evaluate the performance of boards as a whole, relying on data regarding board composition, company governance practices and other factors.

It is still difficult, however, for stockholders to evaluate the effectiveness of individual directors. Very rarely, a director will indicate publicly that he or she disagrees with a board decision, but in the vast majority of cases stockholders have no way of knowing about dissent within a board. In our opinion, the paucity of public information on the board's agenda items and votes thereon prevents stockholders from making full use of their rights to withhold votes from individual directors, select directors for replacement with a "short slate" advanced through a stockholder's separate proxy materials, and, if the SEC's proposed rules take effect, target directors for challenge in the company's own proxy materials.

We believe there are compelling reasons that McKesson stockholders might want to learn more about the ways in which individual company directors are representing stockholder interests. McKesson's performance has been dismal since the merger with HBO and Co. in 1999. According to McKesson's most recent proxy statement, $100 invested in McKesson stock on March 31, 1998, nearly a year before the merger with HBO, would have been worth only $45.12 on March 31, 2003, while the same amount invested in an index of peer group companies would have been worth $108.09. In June 2003, Charles McCall, the former chairman of McKesson HBOC, was charged by the SEC with financial reporting fraud in 1999 that cost shareholders $9 billion. And on January 2, 2004, Bear Stearns downgraded McKesson to peer perform, stating that McKesson is stuck in long-term contracts that will prevent pharmaceutical-distribution operating margin expansion in fiscal 2005.

We urge stockholders to vote for this proposal!

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McKesson Corporation
Incoming letter dated March 11, 2004

The proposal requests that the board of directors prepare a report to stockholders on an annual basis regarding the actions taken by the board and all committees thereof in the prior year, disclosing the agenda items on which the board and each committee voted and the existence of any non-unanimous board or committee vote, identifying the director or directors whose votes were not in accord with the majority.

There appears to be some basis for your view that McKesson may exclude the proposal under rule 14a-8(i)(7), as relating to McKesson's ordinary business operations (i.e., reporting on board actions related to McKesson's ordinary business operations). Accordingly, we will not recommend enforcement action to the Commission if McKesson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which McKesson relies.

Sincerely,

Keir D. Gumbs
Special Counsel